UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 27, 2005

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	**0-6835**	**35-1286807**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

ITEM 8.01 OTHER EVENTS.

On April 27, 2005, Irwin Financial Corporation issued a press release announcing its 2005 First Quarter Earnings Conference Call attached as Exhibit 99. This filing under 8.01 is made for purposes of Regulation FD.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

c.) Exhibits

Exhibit No.	Description
99	Press Release of Irwin Financial Corporation issued April 27, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: April 27, 2005   By: /s/ Gregory F. Ehlinger

_____

GREGORY F. EHLINGER
Senior Vice President and Chief
Financial Officer

NEWS RELEASE

For further information, contact:

Suzie Singer, Corporate Communications   812.376.1917

April 27, 2005   For immediate release

IRWIN FINANCIAL CORPORATION ANNOUNCES
2005 FIRST QUARTER EARNINGS CONFERENCE CALL

(Columbus, IN) IRWIN FINANCIAL CORPORATION (NYSE: IFC) intends to release
its First Quarter 2005 operating results on April 29, 2005.

At 1:00 p.m. EDT, 12:00 p.m. CDT, on April 29th, the Corporation will hold a conference call
to review results. The toll-free number for the call will be (866) 406-3488; please tell the
operator you would like to join the Irwin Financial call. A company news release regarding
the topic of the call will be available on PR Newswire and on the Irwin Financial website
before the call. Greg Ehlinger, Senior Vice President and CFO of Irwin Financial
Corporation, and Will Miller, CEO, Irwin Financial Corporation, will be the speakers on the
call. A replay of the call will be available for 48 hours by calling (877) 213-9653, passcode
11563078# and on the Irwin Financial Corporation website at
http://www.irwinfinancial.com/ir-set.html.

Information provided and statements made during the call that are not purely historical are
forward-looking statements within the meaning of the Private Securities Litigation Reform
Act of 1995, including statements of the company's expectations, hopes, beliefs and intentions
on strategies for the future. It is important to note that the company's actual future results
could differ materially from those projected in such forward-looking statements because of a
number of factors, including, but not limited to, general economic, business and financial
conditions, governmental action, competitor activity, margin volatility, changes in applicable
accounting policies or principles, and other risks detailed from time to time in IFC Securities
and Exchange Commission filings.

Irwin® Financial Corporation (http://www.irwinfinancial.com) is a bank holding company
with a history tracing to 1871. The Corporation, through its principal lines of business - Irwin
Mortgage Corporation, Irwin Union Bank, Irwin Home Equity Corporation and Irwin
Commercial Finance - provides a broad range of financial services to consumers and small
businesses in selected markets in the United States and Canada.